                July 8, 2009

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	Pre-Effective Amendment No. 1 to Registration Statement for the Pruco Life Variable
Universal Account, Registration No. 333-158634

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, Pruco Life Insurance Company, depositor for the registrant under the above-referenced registration statement, and Pruco Securities, LLC, principal underwriter for the registered securities, respectfully request acceleration of the above-referenced registration statement so that it becomes effective on July 10, 2009.

We acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It would be appreciated if, as soon as the Registration Statement has become effective, you would so inform Thomas C. Castano, Esq. by telephone at (973) 802-4708.

Respectfully yours,

PRUCO LIFE INSURANCE COMPANY

By:	/s/ Thomas C. Castano
Thomas C. Castano

Vice President and Corporate Counsel

PRUCO SECURITIES, LLC

By:	/s/ Sandra Cassidy

Sandra Cassidy

Chief Legal Officer